Amendment 2 to By-Laws

                                   ARTICLE I
                                  SHAREHOLDERS


     SECTION 1.07. General Right to Vote; Proxies. Unless the Charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class or series, is entitle to one vote on each matter submitted to a vote at a meeting of shareholders. In all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. All voting rights for the election of directors are non-cumulative. A shareholder may vote the stock he owns of record either in person, by telephonic means, through use of the Internet or written proxy signed by the shareholder or by his duly authorized attorney in fact. Unless a proxy provides otherwise, it is not valid more than 11 months after its date.


Effective April 30, 2001